CHUBB GROUP OF INSURANCE COMPANIES              DECLARATIONS
                                                FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059 COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its SUBSIDIARIES):   Bond Number: 81391876

ASTON FUNDS

                                                FEDERAL INSURANCE COMPANY


120 NORTH LASALLE STREET, SUITE 2500    Incorporated under the laws of Indiana
CHICAGO, IL 60601                       a stock insurance company herein called the COMPANY
                                        Capital Center, 251 North Illinois, Suite 1100
                                        Indianapolis, IN 46204-1927

ITEM 1.   BOND PERIOD: from 12:01 a.m. on December 31, 2008
                         to 12:01 a.m. on December 31, 2009

ITEM 2.   LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

          If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                                       DEDUCTIBLE
INSURING CLAUSE                                  LIMIT OF LIABILITY      AMOUNT
---------------                                  ------------------   ------------
1.  Employee                                        $3,000,000        $      0
2.  On Premises                                     $3,000,000        $ 50,000
3.  In Transit                                      $3,000,000        $ 50,000
4.  Forgery or Alteration                           $3,000,000        $ 50,000
5.  Extended Forgery                                $3,000,000        $ 50,000
6.  Counterfeit Money                               $3,000,000        $ 50,000
7.  Threats to Person                               $Not Covered      $Not Covered
8.  Computer System                                 $3,000,000        $ 50,000
9.  Voice Initiated Funds Transfer Instruction      $3,000,000        $ 50,000
10. Uncollectible Items of Deposit                  $  250,000        $ 50,000
11. Audit Expense                                   $   50,000        $ 50,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

          1)   Amending Voice Initiated Funds Transfer Instr. Endt.

          2)   Automated Telephone Transaction Endt.

          3)   Telefacsimile Instruction Fraud Endt.

          4)   Deleting Valuation-Other Property Endt.

          5)   Compliance with Applicable Trade Sanction Laws

          Important Notice to the Insured

          Important Notice to PolicyHolder

          Terrorism Notice

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.


/s/ W. Andrew Macan                     /s/ Thomas F. Motamed
-------------------------------------   ----------------------------------------
Secretary                               President


Countersigned by                        /s/ Robert Hamburger


ICAP Bond (5-98) - Federal


Form 17-02-1421 (Ed. 5-98) Page 1 of 1

Authorized Representative

               The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

INSURING CLAUSES

Employee             1.    Loss resulting directly from LARCENY or EMBEZZLEMENT
                           committed by any Employee, alone or in collusion with
                           others.

On Premises          2.    Loss of PROPERTY resulting directly from robbery,
                           burglary, false pretenses, common law or statutory
                           larceny, misplacement, mysterious unexplainable
                           disappearance, damage, destruction or removal, from
                           the possession, custody or control of the ASSURED,
                           while such PROPERTY is lodged or deposited at
                           premises located anywhere.

In Transit           3.    Loss of PROPERTY resulting directly from common law
                           or statutory larceny, misplacement, mysterious
                           unexplainable disappearance, damage or destruction,
                           while the PROPERTY is in transit anywhere:

                           a. in an armored motor vehicle, including loading and unloading thereof,

                           b. in the custody of a natural person acting as a messenger of the ASSURED, or

                           c. in the custody of a TRANSPORTATION COMPANY and being transported in a conveyance other than an armored motor vehicle provided, however, that covered PROPERTY transported in such manner is limited to the following:

                                (1)   written records,

                                (2)   securities issued in registered form,
                                      which are not endorsed or are
                                      restrictively endorsed, or

                                (3)   negotiable instruments not payable to
                                      bearer, which are not endorsed or are
                                      restrictively endorsed.

                           Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 1 of 19

INSURING CLAUSES
(continued)

Forgery Or           4.    Loss resulting directly from:
Alteration
                           a.   FORGERY on, or fraudulent material alteration
                                of, any bills of exchange, checks, drafts,
                                acceptances, certificates of deposits,
                                promissory notes, due bills, money orders,
                                orders upon public treasuries, letters of
                                credit, other written promises, orders or
                                directions to pay sums certain in money, or
                                receipts for the withdrawal of PROPERTY, or

                           b. transferring, paying or delivering any funds or other PROPERTY, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other PROPERTY, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an INVESTMENT COMPANY, or of any financial institution or EMPLOYEE but which instructions, advices or applications either bear a FORGERY or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or EMPLOYEE;

                           excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                           For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery     5.    Loss resulting directly from the ASSURED having, in
                           good faith, and in the ordinary course of business,
                           for its own account or the account of others in any
                           capacity:

                           a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original SECURITIES, DOCUMENTS
                                OR OTHER WRITTEN INSTRUMENTS WHICH PROVE TO:

                                (1) bear a FORGERY or a fraudulently material alteration,

                                (2)   have been lost or stolen, or

                                (3)   be COUNTERFEIT, or

                           b.   guaranteed in writing or witnessed any
                                signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection WITH
                                ANY SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                INSTRUMENTS.

                           Actual physical possession, and continued actual physical possession if taken as collateral, of SUCH
                           SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS by an EMPLOYEE, CUSTODIAN, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 2 of 19

INSURING CLAUSES

Extended Forgery           For the purpose of this INSURING CLAUSE, a
(continued)                mechanically reproduced facsimile signature is
                           treated the same as a handwritten signature.

Counterfeit Money    6.    Loss resulting directly from the receipt by the
                           ASSURED in good faith of any COUNTERFEIT money.

Threats To Person    7.    Loss resulting directly from surrender of PROPERTY
                           away from an office of the ASSURED as a result of a
                           threat communicated to the ASSURED to do bodily harm
                           to an EMPLOYEE as defined in Section 1.e. (1), (2)
                           and (5), a RELATIVE or invitee of such EMPLOYEE, or a
                           resident of the household of such EMPLOYEE, who is,
                           or allegedly is, being held captive provided,
                           however, that prior to the surrender of such
                           PROPERTY:

                           a. the EMPLOYEE who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                           b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

                           It is agreed that for purposes of this INSURING
                           CLAUSE, any EMPLOYEE of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

Computer System      8.    Loss resulting directly from fraudulent:

                           a.   entries of data into, or

                           b.   changes of data elements or programs within,

                           a COMPUTER SYSTEM, provided the fraudulent entry or change causes:

                                (1) funds or other property to be transferred, paid or delivered,

                                (2)   an account of the ASSURED or of its
                                      customer to be added, deleted, debited or credited, or

                                (3)   an unauthorized account or a fictitious
                                      account to be debited or credited.

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 3 of 19

INSURING CLAUSES
(continued)

Voice Initiated      9.    Loss resulting directly from VOICE INITIATED FUNDS
Funds Transfer             TRANSFER INSTRUCTION directed to the ASSURED
Instruction                authorizing the transfer of dividends or redemption
                           proceeds of INVESTMENT COMPANY shares from a
                           CUSTOMER'S account, provided such VOICE INITIATED
                           FUNDS TRANSFER Instruction was:

                           a. received at the ASSURED'S offices by those EMPLOYEES of the ASSURED specifically authorized to receive the VOICE INITIATED FUNDS TRANSFER
                                INSTRUCTION,

                           b. made by a person purporting to be a CUSTOMER, and

                           c. made by said person for the purpose of causing the ASSURED or CUSTOMER to sustain a loss or making an improper personal financial gain for such person or any other person.

                           In order for coverage to apply under this INSURING
                           CLAUSE, all VOICE INITIATED FUNDS TRANSFER
                           INSTRUCTIONS must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible        10.   Loss resulting directly from the ASSURED having
Items of Deposit           credited an account of a customer, shareholder or
                           subscriber on the faith of any ITEMS OF DEPOSIT which
                           prove to be uncollectible, provided that the
                           crediting of such account causes:

                           a.   redemptions or withdrawals to be permitted,

                           b.   shares to be issued, or

                           c.   dividends to be paid,

                           from an account of an INVESTMENT COMPANY.

                           In order for coverage to apply under this INSURING
                           CLAUSE, the ASSURED must hold ITEMS OF DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT.

                           ITEMS OF DEPOSIT shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense        11.   Expense incurred by the ASSURED for that part of the
                           cost of audits or examinations required by any
                           governmental regulatory authority or self-regulatory
                           organization to be conducted by such authority,
                           organization or their appointee by reason of the
                           discovery of loss sustained by the ASSURED and
                           covered by this Bond.

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 4 of 19

GENERAL AGREEMENTS

Additional           A.    If more than one corporation, or INVESTMENT COMPANY,
Companies Included         or any combination of them is included as the ASSURED
As Assured                 herein:

                           (1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

                           (2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each INVESTMENT COMPANY with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

                           (3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

                           (4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

                           (5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation       B.    The ASSURED represents that all information it has
Made By Assured            furnished in the APPLICATION for this Bond or
                           otherwise is complete, true and correct. Such
                           APPLICATION and other information constitute part of
                           this Bond.

                           The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                           Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 5 of 19

GENERAL AGREEMENTS
(continued)

Additional Offices   C.    If the ASSURED, other than an INVESTMENT COMPANY,
Or Employees -             while this Bond is in force, merges or consolidates
Consolidation,             with, or purchases or acquires assets or liabilities
Merger Or Purchase         of another institution, the ASSURED shall not have
Or Acquisition Of          the coverage afforded under this Bond for loss which
Assets Or                  has:
Liabilities -
Notice To Company          (1)  occurred or will occur on premises, or


                           (2)  been caused or will be caused by an employee, or

                           (3) arisen or will arise out of the assets or liabilities, of such institution, unless the
                                ASSURED:

                           a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

                           b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

                           c. on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control    D.    When the ASSURED learns of a change in control (other
- Notice To                than in an INVESTMENT COMPANY), as set forth in
Company                    Section 2(a) (9) of the Investment Company Act of
                           1940, the ASSURED shall within sixty (60) days give
                           written notice to the COMPANY setting forth:

                           (1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

                           (2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

                           (3)  the total number of outstanding voting
                                securities.

                           Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And      E.    The COMPANY will indemnify the ASSURED for court
Attorneys' Fees            costs and reasonable attorneys' fees incurred and
                           paid by the ASSURED in defense, whether or not
                           successful, whether or not fully litigated on the
                           merits and whether or not settled, of any claim, suit
                           or legal proceeding with respect to which the ASSURED
                           would be entitled to recovery under this Bond.
                           However, with respect to INSURING CLAUSE 1., this
                           Section shall only apply in the event that:

                           (1)  an EMPLOYEE admits to being guilty of LARCENY OR
                                EMBEZZLEMENT,

                           (2) an EMPLOYEE is adjudicated to be guilty of LARCENY OR EMBEZZLEMENT, or

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 6 of 19

GENERAL AGREEMENTS

Court Costs And            (3)  in the absence of 1 or 2 above, an arbitration
Attorneys' Fees                 panel agrees, after a review of an agreed
(continued)                     statement of facts between the COMPANY and the
                                ASSURED, that an EMPLOYEE would be found guilty
                                of LARCENY OR EMBEZZLEMENT if such EMPLOYEE were
                                prosecuted.

                           The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The
                           COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY.
                           The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                           If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                           If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                           If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the
                           DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                           If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM
                           2. of the DECLARATIONS for the applicable INSURING
                           CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                           Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF
                           LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 7 of 19

CONDITIONS AND
LIMITATIONS

Definitions          1. As used in this Bond:

                           a. COMPUTER SYSTEM means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

                           b. COUNTERFEIT means an imitation of an actual valid original which is intended to deceive and be taken as the original.

                           c. CUSTODIAN means the institution designated by an INVESTMENT COMPANY to maintain possession and control of its assets.

                           d. CUSTOMER means an individual, corporate, partnership, trust customer, shareholder or subscriber of an INVESTMENT COMPANY which has a written agreement with the ASSURED for VOICE
                                INITIATED FUNDS TRANSFER INSTRUCTION.

                           e.   EMPLOYEE means:

                                (1)   an officer of the ASSURED,

                                (2)   a natural person while in the regular
                                      service of the ASSURED at any of the
                                      ASSURED'S premises and compensated
                                      directly by the ASSURED through its
                                      payroll system and subject to the United
                                      States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

                                (3)   a guest student pursuing studies or
                                      performing DUTIES in any of the ASSURED'S premises,

                                (4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

                                (5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

                                (6)   an employee of an institution merged or
                                      consolidated with the ASSURED prior to the effective date of this Bond,

                                (7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to PROPERTY of the ASSURED, or

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 8 of 19

CONDITIONS AND
LIMITATIONS

Definitions                     (8)   each natural person, partnership or
(continued)                           corporation authorized by written
                                      agreement with the ASSURED to perform
                                      services as electronic data processor of
                                      checks or other accounting records related
                                      to such checks but only while such person,
                                      partnership or corporation is actually
                                      performing such services and not:

                                      a.   creating, preparing, modifying or
                                           maintaining the ASSURED'S computer
                                           software or programs, or

                                      b.   acting as transfer agent or in any
                                           other agency capacity in issuing
                                           checks, drafts or securities for the
                                           ASSURED,

                                (9)   any partner, officer or employee of an
                                      investment advisor, an underwriter
                                      (distributor), a transfer agent or
                                      shareholder accounting recordkeeper, or an administrator, for an INVESTMENT COMPANY while performing acts coming within the scope of the customary and usual duties of an officer or employee of an INVESTMENT
                                      COMPANY or acting as a member of any
                                      committee duly elected or appointed to
                                      examine, audit or have custody of or
                                      access to PROPERTY of AN INVESTMENT
                                      COMPANY.

                                      The term EMPLOYEE shall not include any
                                      partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

                                      a.   which is not an "affiliated person"
                                           (as defined in Section 2(a) of the
                                           INVESTMENT COMPANY Act of 1940) of an
                                           Investment Company or of the
                                           investment advisor or underwriter
                                           (distributor) of such INVESTMENT
                                           COMPANY, or

                                      b.   which is a "bank" (as defined in
                                           Section 2(a) of the Investment
                                           Company Act of 1940).

                                           This Bond does not afford coverage in
                                           favor of the employers of persons as
                                           set forth in e. (4), (5) and (8)
                                           above, and upon payment to the
                                           ASSURED by the COMPANY resulting
                                           directly from LARCENY OR EMBEZZLEMENT
                                           committed by any of the partners,
                                           officers or employees of such
                                           employers, whether acting alone or in
                                           collusion with others, an assignment
                                           of such of the ASSURED'S rights and
                                           causes of action as it may have
                                           against such employers by reason of
                                           such acts so committed shall, to the
                                           extent of such payment, be given by
                                           the ASSURED to the COMPANY, and the
                                           ASSURED shall execute all papers
                                           necessary to secure to the COMPANY
                                           the rights provided for herein.

                           Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of
                           Section 13.

                           Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered EMPLOYEES.

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 9 of 19

Conditions And
Limitations

Definitions                f.   FORGERY means the signing of the name of another
(continued)                     natural person with the intent to deceive but
                                does not mean a signature which consists in
                                whole or in part of one's own name, with or
                                without authority, in any capacity for any
                                purpose.

                           g. INVESTMENT COMPANY means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

                           h. ITEMS OF DEPOSIT means one or more checks or drafts drawn upon a financial institution in the United States of America.

                           i. LARCENY OR EMBEZZLEMENT means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

                           j.   PROPERTY means money, revenue and other stamps;
                                securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit- sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange;
                                acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

                           k. RELATIVE means the spouse of an EMPLOYEE or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such EMPLOYEE or partner and being related to them by blood, marriage or legal guardianship.

                           l.   SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                INSTRUMENTS means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 10 of 19

CONDITIONS AND
LIMITATIONS

Definitions                m.   SUBSIDIARY means any organization that, at the
(continued)                     inception date of this Bond, is named in the
                                APPLICATION or is created during the BOND PERIOD
                                and of which more than fifty percent (50%) of
                                the outstanding securities or voting rights
                                representing the present right to vote for
                                election of directors is owned or controlled by
                                the ASSURED either directly or through one or
                                more of its subsidiaries.

                           n. TRANSPORTATION COMPANY means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

                           o. VOICE INITIATED ELECTION means any election concerning dividend options available to
                                INVESTMENT COMPANY shareholders or subscribers which is requested by voice over the telephone.

                           p. VOICE INITIATED REDEMPTION means any redemption of shares issued by an INVESTMENT COMPANY which is requested by voice over the telephone.

                           q. VOICE INITIATED FUNDS TRANSFER INSTRUCTION means any VOICE INITIATED REDEMPTION or VOICE
                                INITIATED ELECTION.

                           For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General              2.    THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
Exclusions -
Applicable to All          a.   loss not reported to the COMPANY in writing
Insuring Clauses                within sixty (60) days after termination of this
                                Bond as an entirety;

                           b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

                           c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

                           d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

                           e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

                           f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

                           g. loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 11 of 19

CONDITIONS AND
LIMITATIONS

General Exclusions -       h.   loss resulting from dishonest acts by any member
Applicable to All               of the Board of Directors or Board of Trustees
Insuring Clauses                of the ASSURED who is not an EMPLOYEE, acting
(continued)                     alone or in collusion with others;

                           i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any
                                EMPLOYEE:

                                (1)   of any law regulating:

                                      a.   the issuance, purchase or sale of
                                           securities,

                                      b.   securities transactions on security
                                           or commodity exchanges or the over
                                           the counter market,

                                      c.   investment companies,

                                      d.   investment advisors, or

                                (2) of any rule or regulation made pursuant to any such law; or

                           j. loss of confidential information, material or data;

                           k.   loss resulting from voice requests or
                                instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific             3.    THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
Exclusions -
Applicable To All          a.   loss caused by an EMPLOYEE, provided, however,
Insuring                        this Section 3.a. shall not apply to loss
Clauses Except                  covered under INSURING CLAUSE 2. or 3. which
Insuring Clause 1.              results directly from misplacement, mysterious
                                unexplainable disappearance, or damage or
                                destruction of PROPERTY;

                           b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

                                (1) to do bodily harm to any natural person, except loss of PROPERTY in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this
                                      Section 3.b. shall not apply to INSURING
                                      CLAUSE 7., or

                                (2) to do damage to the premises or PROPERTY of the ASSURED;

                           c. loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

                           d. loss involving ITEMS OF DEPOSIT which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

                           e.   loss of property while in the mail;

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 12 of 19

CONDITIONS AND
LIMITATIONS

Specific                   f.   loss resulting from the failure for any reason
Exclusions -                    of a financial or depository institution, its
Applicable To                   receiver or other liquidator to pay or deliver
All Insuring                    funds or other PROPERTY to the ASSURED provided
Clauses Except                  further that this Section 3.f. shall not apply
Insuring Clause 1.              to loss of PROPERTY resulting directly from
(continued)                     robbery, burglary, misplacement, mysterious
                                unexplainable disappearance, damage, destruction
                                or removal from the possession, custody or
                                control of the ASSURED.

                           g. loss of PROPERTY while in the custody of a TRANSPORTATION COMPANY, provided however, that this Section 3.g. shall not apply to INSURING
                                CLAUSE 3.;

                           h. loss resulting from entries or changes made by a natural person with authorized access to a COMPUTER SYSTEM who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's COMPUTER SYSTEM; or

                           i. loss resulting directly or indirectly from the input of data into a COMPUTER SYSTEM terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific             4.    THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
Exclusions -
Applicable To All          a.   loss resulting from the complete or partial
Insuring Clauses                non-payment of or default on any loan whether
Except Insuring                 such loan was procured in good faith or through
Clauses 1., 4.,                 trick, artifice, fraud or false pretenses;
And 5.                          provided, however, this Section 4.a. shall not
                                apply to INSURING CLAUSE 8.;

                           b.   loss resulting from forgery or any alteration;

                           c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING
                                CLAUSE 5. or 6.

Limit Of             5.    At all times prior to termination of this Bond, this
Liability/Non-             Bond shall continue in force for the limit stated in
Reduction And Non-         the applicable sections of ITEM 2. of the
Accumulation Of            DECLARATIONS, notwithstanding any previous loss for
Liability                  which the COMPANY may have paid or be liable to pay
                           under this Bond provided, however, that the liability
                           of the COMPANY under this Bond with respect to all
                           loss resulting from:

                           a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no EMPLOYEE is concerned or implicated, or

                           b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of PROPERTY, or

                           c.   all acts, other than those specified in a.
                                above, of any one person, or

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 13 of 19

CONDITIONS AND
LIMITATIONS

Limit Of                   d.   any one casualty or event other than those
Liability/Non-                  specified in a., b., or c. above, shall be
Reduction And Non-              deemed to be one loss and shall be limited to
Accumulation Of                 the applicable LIMIT OF LIABILITY stated in ITEM
Liability                       2. of the DECLARATIONS of this Bond irrespective
(continued)                     of the total amount of such loss or losses and
                                shall not be cumulative in amounts from year to
                                year or from period to period.

                           All acts, as specified in c. above, of any one person which

                           i. directly or indirectly aid in any way wrongful acts of any other person or persons, or

                           ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery            6.    This Bond applies only to loss first discovered by an
                           officer of the ASSURED during the BOND PERIOD.
                           Discovery occurs at the earlier of an officer of the
                           ASSURED being aware of:

                           a. facts which may subsequently result in a loss of a type covered by this Bond, or

                           b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

                           regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable
                           DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company    7.    a.   The ASSURED shall give the COMPANY notice
- Proof - Legal                 thereof at the earliest practicable moment, not
Proceedings                     to exceed sixty (60) days after discovery of
Against Company                 loss, in an amount that is in excess of 50% of
                                the applicable DEDUCTIBLE AMOUNT, as stated in
                                ITEM 2. of the DECLARATIONS.

                           b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

                           c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

                           d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

                           e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 14 of 19

CONDITIONS AND
LIMITATIONS

Notice To Company          f.   Proof of loss involving VOICE INITIATED FUNDS
- Proof - Legal                 TRANSFER INSTRUCTION shall include electronic
Proceedings                     recordings of such instructions.
Against Company
(continued)

Deductible Amount    8.    The COMPANY shall not be liable under any INSURING
                           CLAUSES of this Bond on account of loss unless the
                           amount of such loss, after deducting the net amount
                           of all reimbursement and/or recovery obtained or made
                           by the ASSURED, other than from any Bond or policy of
                           insurance issued by an insurance company and covering
                           such loss, or by the COMPANY on account thereof prior
                           to payment by the COMPANY of such loss, shall exceed
                           the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the
                           DECLARATIONS, and then for such excess only, but in
                           no event for more than the applicable LIMITS OF
                           LIABILITY stated in ITEM 2. of the DECLARATIONS.

                           There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any INVESTMENT
                           COMPANY.

Valuation            9.    BOOKS OF ACCOUNT OR OTHER RECORDS

                           The value of any loss of PROPERTY consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                           The value of any loss of PROPERTY other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such PROPERTY on the business day immediately preceding discovery of such loss provided, however, that the value of any PROPERTY replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such PROPERTY shall be the actual market value at the time of replacement.

                           In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties.

                           OTHER PROPERTY

                           The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 15 of 19

CONDITIONS AND
LIMITATIONS
(continued)

Securities           10.   In the event of a loss of securities covered under
Settlement                 this Bond, the COMPANY may,

                           at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

                           The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                           a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

                           b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable
                                LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

                           c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

                           The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                           The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                           The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation -              In the event of a payment under this Bond, the
Assignment -  11.          COMPANY shall be subrogated to all of the ASSURED'S
Recovery                   rights of recovery against any person or entity to
                           the extent of such payment. On request, the ASSURED
                           shall deliver to the COMPANY an assignment of the
                           ASSURED'S rights, title and interest and causes of
                           action against any person or entity to the extent of
                           such payment.

                           Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                           a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable
                                LIMIT OF LIABILITY,

                           b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

                           c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 16 of 19

CONDITIONS AND
LIMITATIONS

Subrogation -              d.   fourth, to the ASSURED in satisfaction of any
Assignment -                    loss suffered by the ASSURED which was not
Recovery                        covered under this Bond.
(continued)
                           Recovery from reinsurance or indemnity of the COMPANY
                           shall not be deemed a recovery under this section.

Cooperation Of       12.   At the COMPANY'S request and at reasonable times and
Assured                    places designated by the COMPANY, the ASSURED shall:

                           a. submit to examination by the COMPANY and subscribe to the same under oath,

                           b. produce for the COMPANY'S examination all pertinent records, and

                           c. cooperate with the COMPANY in all matters pertaining to the loss.

                           The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The
                           ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination          13.   If the Bond is for a sole ASSURED, it shall not be
                           terminated unless written notice shall have been
                           given by the acting party to the affected party and
                           to the Securities and Exchange Commission,
                           Washington, D.C., not less than sixty (60) days prior
                           to the effective date of such termination.

                           If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED INVESTMENT COMPANIES and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                           This Bond will terminate as to any one ASSURED, other than an Investment Company:

                           a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

                           b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                           c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

                           The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 17 of 19

CONDITIONS AND
LIMITATIONS

Termination                If any partner, director, trustee, or officer or
(continued)                supervisory employee of an ASSURED not acting in
                           collusion with an EMPLOYEE learns of any dishonest
                           act committed by such EMPLOYEE at any time, whether
                           in the employment of the ASSURED or otherwise,
                           whether or not such act is of the type covered under
                           this Bond, and whether against the ASSURED or any
                           other person or entity, the ASSURED:

                           a. shall immediately remove such EMPLOYEE from a position that would enable such EMPLOYEE to cause the ASSURED to suffer a loss covered by this Bond; and

                           b. within forty-eight (48) hours of learning that an EMPLOYEE has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

                           The COMPANY may terminate coverage as respects any EMPLOYEE sixty (60) days after written notice is received by each ASSURED INVESTMENT COMPANY and the Securities and Exchange Commission, Washington, D.C.
                           of its desire to terminate this Bond as to such EMPLOYEE.

Other Insurance      14.   Coverage under this Bond shall apply only as excess
                           over any valid and collectible insurance, indemnity
                           or suretyship obtained by or on behalf of:

                           a.   the ASSURED,

                           b.   a TRANSPORTATION COMPANY, or

                           c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the PROPERTY involved.

Conformity           15.   If any limitation within this Bond is prohibited by
                           any law controlling this Bond's construction, such
                           limitation shall be deemed to be amended so as to
                           equal the minimum period of limitation provided by
                           such law.

Change or            16.   This Bond or any instrument amending or affecting
Modification               this Bond may not be changed or modified orally. No
                           change in or modification of this Bond shall be
                           effective except when made by written endorsement to
                           this Bond signed by an authorized representative of
                           the COMPANY.

                           If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 18 of 19

CONDITIONS AND
LIMITATIONS

Change or            If this Bond is for a joint ASSURED, no charge or
Modification         modification which would adversely affect the rights of the
(continued)          ASSURED shall be effective prior to sixty (60) days after
                     written notice has been furnished to all insured
                     INVESTMENT COMPANIES and to the Securities and Exchange
                     Commission, Washington, D.C., by the COMPANY.

ICAP Bond (5-98)


Form 17-02-1421 (Ed. 5-98) Page 19 of 19

                                                   FEDERAL INSURANCE COMPANY

                                                   Endorsement No.: 1 Bond

                                                   Bond Number: 81391876

NAME OF ASSURED: ASTON FUNDS

                   TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     12.  Telefacsimile Instruction

          Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other PROPERTY or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a CUSTOMER, financial institution or another office of the ASSURED by TELEFACSIMILE directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or PROPERTY or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such TELEFACSIMILE instructions:

          a. bear a valid test key exchanged between the ASSURED and a CUSTOMER or another financial institution with authority to use such test key for TELEFACSIMILE instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

          b. fraudulently purport to have been sent by such CUSTOMER or financial institution when such TELEFACSIMILE instructions were transmitted without the knowledge or consent of such CUSTOMER or financial institution by a person other than such CUSTOMER or financial institution and which bear a FORGERY of a signature, provided that the TELEFACSIMILE instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the CUSTOMER, or an employee of another financial institution.

2. By deleting from Section 1., Definitions, the definition of CUSTOMER in its entirety, and substituting the following:

     d. CUSTOMER means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for VOICE INITIATED FUNDS TRANSFER INSTRUCTION or TELEFACSIMILE Instruction.

ICAP Bond


Form 17-02-2367 (Rev. 10-03) Page 1

3.   By adding to Section 1., Definitions, the following:

     y. Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. Telefacsimile does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4. By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

     j. loss resulting directly or indirectly from TELEFACSIMILE instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on December 31, 2008.


ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 15, 2009


/s/ Robert Hamburger
----------------------------------------
Authorized Representative


ICAP Bond


Form 17-02-2367 (Rev. 10-03) Page 2

                            FEDERAL INSURANCE COMPANY

Endorsement No.: 2 Bond
Bond Number:     81391876

NAME OF ASSURED: ASTON FUNDS

AMENDING VOICE INITIATED FUNDS TRANSFER INSTRUCTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By deleting INSURING CLAUSE 9. in its entirety and substituting the following:

     9.   Voice Initiated Funds Transfer Instruction

          Loss resulting directly from the ASSURED having transferred any funds on the faith of any

          VOICE INITIATED FUNDS TRANSFER INSTRUCTION made by a person purporting to be:

          a.   a CUSTOMER, or

          b.   an authorized representative of the CUSTOMER, or

          c. an EMPLOYEE who was authorized by the ASSURED to instruct other EMPLOYEES to transfer funds,

          provided, however, such instructions were received by an EMPLOYEE specifically designated to receive and act upon such instructions, and such acts were committed by said person for the purpose of making an improper personal financial gain for such person or any other person.

          The following conditions are precedent to coverage under this INSURING
          CLAUSE:

          a. The ASSURED will record all VOICE INITIATED FUNDS TRANSFER INSTRUCTION. The ASSURED, however, shall not be deprived of coverage under this INSURING CLAUSE if at the time of filing proof of loss, as set forth in Section 7. of this Bond, the ASSURED is unable to produce such electronic recordings solely because of failure of the electronic recording equipment to audibly record such instructions.

          b. The ASSURED shall verify all VOICE INITIATED FUNDS TRANSFER INSTRUCTION in excess of the DEDUCTIBLE AMOUNT stated in ITEM
               3.9. of the DECLARATIONS by a direct electronically recorded call back to the CUSTOMER when such instructions:

               (1) involve a request to transfer funds to other than the CUSTOMER'S account,

               (2)  are non-repetitive, or

               (3) are not in accordance with the parameters contained in the written voice initiated funds transfer agreement between the ASSURED and the CUSTOMER.

ICAP Bond


Form 17-02-2372 (Ed. 10-00) Page 1

2. By deleting in its entirety from Section 1., Definitions, the definition of CUSTOMER and VOICE INITIATED FUNDS TRANSFER INSTRUCTION and substituting the following:

     d. CUSTOMER means any corporation, partnership, proprietor, trust or individual having an account with the ASSURED and which has a written agreement with the ASSURED for VOICE INITIATED FUNDS TRANSFER INSTRUCTIONS.

     q. VOICE INITIATED FUNDS TRANSFER INSTRUCTION means those oral instructions authorizing the transfer of funds in a CUSTOMER'S account to a financial institution for credit to accounts designated by the
          CUSTOMER:

          (1)  made over the telephone;

          (2) directed to those EMPLOYEES specifically authorized by the ASSURED to receive such instructions by telephone at the ASSURED's offices;

          (3)  which were electronically recorded.

This Endorsement applies to loss discovered after 12:01 a.m. on December 31, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 15, 2009


By /s/ Robert Hamburger
   -------------------------------------
   Authorized Representative


ICAP Bond


Form 17-02-2372 (Ed. 10-00) Page 2

                                                   FEDERAL INSURANCE COMPANY

                                                   Endorsement No.: 3 Bond

                                                   Bond Number: 81391876

NAME OF ASSURED: ASTON FUNDS

                   AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     12.  Automated Telephone System Transaction

               Loss resulting directly from the ASSURED having transferred funds on the faith of any AUTOMATED PHONE SYSTEM (APS) TRANSACTION, where the request for such APS TRANSACTION is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all APS DESIGNATED PROCEDURES. A single failure of the ASSURED to maintain and follow a particular APS DESIGNATED PROCEDURE in a particular APS TRANSACTION will not preclude coverage under this INSURING CLAUSE.

2.   By adding to Section 1., Definitions, the following:

     r.   APS DESIGNATED PROCEDURES means all of the following procedures:

          (1) No APS TRANSACTION shall be executed unless the shareholder or unitholder to whose account such an APS TRANSACTION relates has previously elected to APS TRANSACTIONS. (Election in Application)

          (2) All APS TRANSACTIONS shall be logged or otherwise recorded and the records shall be retained for at least six (6) months. (Logging) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

          (3) The caller in any request for an APS TRANSACTION, before executing that APS TRANSACTION must enter a personal identification number (PIN), social security number and account number. (Identity Test) If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)

ICAP Bond


Form 17-02-2345 (Ed. 10-00) Page 1

          (4) A written confirmation of any APS TRANSACTION or change of address shall be mailed to the shareholder or unitholder to whose account such transaction relates, at the record address, by the end of the insured's next regular processing cycle, but in no event later than five (5) business days following such APS TRANSACTION. (Written Confirmation)

          (5) Access to the equipment which permits the entity receiving the APS TRANSACTION request to process and effect the transaction shall be limited in the following manner: (Access to APS Equipment)

     s. APS ELECTION means any election concerning various account features available to the shareholder or unitholder which is made through the AUTOMATED PHONE SYSTEM by means of information transmitted by an individual caller through use of a AUTOMATED PHONE SYSTEM. These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.

     t. APS EXCHANGE means any exchange of shares or units in a registered account of one fund into shares or units in an account with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through the AUTOMATED PHONE SYSTEM by means of information transmitted by an individual caller through use of an AUTOMATED PHONE SYSTEM.

     u. APS PURCHASE means any purchase of shares or units issued by an INVESTMENT COMPANY which is requested through an AUTOMATED PHONE SYSTEM.

     v. APS REDEMPTION means any redemption of shares or units issued by an INVESTMENT COMPANY which it requested through the telephone by means of information transmitted by an individual caller through use of a AUTOMATED PHONE SYSTEM.

     w. APS TRANSACTION means any APS PURCHASE, APS REDEMPTION, APS ELECTION or APS EXCHANGE.

     x. AUTOMATED PHONE SYSTEM means an automated system which receives and converts to executable instructions transmissions through the AUTOMATED PHONE SYSTEM through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

3.   By adding the following Section after Section 4., Specific
     Exclusions-Applicable To All Insuring Clauses Except 1., 4., 5.:

     Section 4.A Specific Exclusion-Applicable to Insuring Clause 12

     THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER UNDER INSURING CLAUSE 12:

     Loss resulting from:

     a. the redemption of shares or units, where the proceeds of such redemption are made payable to other than:

          (1)  the shares or units of record,

          (2)  a person designated to receive redemption proceeds, or

          (3)  a bank account designated to receive redemption proceeds, or

     b. the redemption of shares or units, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been designated the shareholder or unitholder by voice through an AUTOMATED PHONE SYSTEM or in writing, at least thirty
          (30) days prior to such redemption, or

ICAP Bond


Form 17-02-2345 (Ed. 10-00) Page 2

     c. the redemption of shares or units, where shareholder or unitholder of the ASSURED designated bank account of record.

This Endorsement applies to loss discovered after 12:01 a.m. on December 31, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 15, 2009


By /s/ Robert Hamburger
   -------------------------------------
   Authorized Representative


ICAP Bond


Form 17-02-2345 (Ed. 10-00) Page 3

                               ENDORSEMENT/RIDER

Effective date of

this endorsement/rider: December 31, 2008      FEDERAL INSURANCE COMPANY
                                               Endorsement/Rider No.    4 Bond
                                               To be attached to and
                                               form a part of Bond No.  81391876

Issued to: ASTON FUNDS

     DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                  ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

     If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.


By /s/ Robert Hamburger
   -------------------------------------
   Authorized Representative


17-02-2437 (12/2006) rev.

Effective date of

this endorsement: December 31, 2008            FEDERAL INSURANCE COMPANY
                                               Endorsement No.:         5 Bond
                                               To be attached to and
                                               form a part of Bond
                                               Number:                  81391876

Issued to: ASTON FUNDS

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 15, 2009


By /s/ Robert Hamburger
   -------------------------------------
   Authorized Representative


Form 14-02-9228 (Ed. 4/2004)

                               IMPORTANT NOTICE:

THE SEC REQUIRES PROOF OF YOUR FIDELITY INSURANCE POLICY

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

                       IMPORTANT NOTICE TO POLICYHOLDERS

          All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

          Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December
31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

                        ASSISTANT SECRETARY'S CERTIFICATE

     I, Marc Peirce, Assistant Secretary of Aston Funds (the "Trust"), hereby certify that the following resolutions have been adopted by the Board of Trustees of the Trust, at a meeting duly called and held on December 18, 2008, at which a quorum was present and acting throughout:

RESOLVED,   that the Board of Trustees of Aston Funds (the "Trust"), including a majority of the Trustees who are not "interested persons" of the
            Trust as defined in the Investment Company Act of 1940, as amended
            (the "1940 Act") hereby approves the Fidelity Bond written by the
            Chubb Group of Insurance Companies (the "Bond") in the aggregate amount of $3,000,000 for the period December 31, 2008 through
            December 31, 2009, at a cost of $16,500, covering, among others, officers of the Trust, and that said Bond is in accordance with the requirements of Rule 17g-1 promulgated by the Securities and
            Exchange Commission ("SEC") under Section 17(g) of the 1940 Act; and

FURTHER
RESOLVED,   that the form and amount of said Bond and the amount of the premium are reasonable, and that the Bond be, and it hereby is, approved and that the premium shall be allocated among the series of the Trust pro rata according to their relative net assets; and

FURTHER
RESOLVED,   that the officers of the Trust be, and each of them acting alone hereby is, authorized and directed to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions, including the filing of the Bond with the SEC and the making of other filings and the giving of notices required under Paragraph (g) of Rule 17g-1 under the 1940 Act.

          IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 5th day of February, 2009.


                                        /s/ Marc Peirce
                                        ----------------------------------------
                                        Marc Peirce
                                        Assistant Secretary